Exhibit 15.1

Pangaea Logistics Solutions Ltd.

109 Long Wharf

Newport, RI 02840

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Pangaea Logistics Solutions Ltd. for the three-month periods ended March 31, 2014 and 2013, as indicated in our report dated June 24, 2014; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above is being used in this Amendment No.2 to Registration Statement of Quartet Holdco Ltd. on Form S-4.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ GRANT THORNTON LLP

Boston, Massachusetts

July 15, 2014